

Mail Stop 3720

September 17, 2008

By U.S. Mail and facsimile to 011 44 207 430 5402

Mr. Wallace Macmillan
Chief Financial Officer
Central European Media Enterprises Ltd.
Clarendon House, Church Street
Hamilton, HM CX Bermuda

> **RE:** **Central European Media Enterprises Ltd.**
> **Form 10-K for the year ended December 31, 2007**
> **and Document Incorporated by Reference**
> **Filed February 28, 2008**
> **File No. 0-24796**

Dear Mr. Macmillan:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth below.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Cover Page

1. In connection with sending this letter, we called the number listed on the cover page of your Form 10-K, which is disclosed as the telephone number of your principal executive offices. However, it appears that the address of the company's principal executive offices is actually in London, England. In future filings, please revise your contact information as appropriate, or tell us in your

response letter how the Bermuda location is the address of your principal executive offices.

2.   Please note that the Nasdaq Stock Market converted from a national securities association to a registered national securities exchange in August 2006. As a result of this conversion, all Nasdaq companies became Section 12(b) registrants instead of 12(g) registrants. Therefore, in future filings, please revise your cover page to indicate that your class A common stock is registered pursuant to Section 12(b) instead of 12(g), or tell us why this revision is unnecessary.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 10

3.   Throughout your Compensation Discussion and Analysis and as to each compensation element, disclose within this section in future filings how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, we note that three of your named executive officers received stock option awards in 2007, and that all of your named executive officer received annual cash bonuses in 2007. However, you do not provide disclosure analyzing the reason why these amounts were chosen by the committee. We believe it is appropriate to provide a more thorough analysis of how and why the committee arrived at the decision to award stock options and bonuses in these amounts. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

4.   In your discussion of annual incentive plans beginning on page 10, you state that bonuses to your named executive officers are based on the achievement of a combination of financial and strategic goals (e.g., EBITDA and other financial performance criteria). In future filings, please disclose within this section the quantitative/objective performance targets and threshold levels that must be reached for payment to each named executive officer. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. Further, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed objective or target. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the objectives, targets or

other factors, provide as much detail as necessary without providing information that would result in competitive harm. For more information, please see also Question 118.04 of Regulation S-K's Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Compensation Committee Report, page 13

5.   In future filings, revise your Compensation Committee Report to also state whether the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in your annual report on Form 10-K.

Summary Compensation Table, page 14

6.   In your response letter, please provide your analysis as to why you report your incentive plan awards in the Bonus column of your Summary Compensation Table, instead of reporting such awards in a separately titled Non-Equity Incentive Plan Compensation column. Further, please provide your analysis as to why the estimated future payouts with respect to the annual incentive awards granted in the prior year are not reported in your Grants of Plan-Based Awards table on page 17. See Item 402(c)(2)(vii) of Regulation S-K, and Question 119.02 of the Compliance & Disclosure Interpretations (last updated July 3, 2008), available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Potential Payments Upon Termination Or Change Of Control, page 20

 7.   In future filings, please consider reformatting the disclosure to provide information about the potential payouts in tabular format that shows the maximum total payouts in the applicable circumstances. Columns of the table could be presented for payments owed for employee termination for good reason, employer termination for cause, payments upon termination for injury or illness, and other events. We believe that such a presentation would make the disclosure concise and more accessible, and would allow you to consolidate and simplify associated text. See Section VI of Commission Release 33-8732A, which refers to the use of tabular presentations or bullet lists for complex material, wherever possible. In addition, please quantify each benefit, including accelerated vesting of outstanding stock options. See Item 402(j)(2) of Regulation S-K and Question 126.02 of Regulation S-K's Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert Bartelmes

Robert Bartelmes
Senior Financial Analyst